Exhibit (k)(vii)

AMENDMENT ONE

This amendment (the “Amendment”) between the parties signing below (the “Parties”) amends the Existing Agreement as of October 4, 2023:

Term	Means
“Existing Agreement”	The Services Agreement by and among SS&C and Funds dated July 14, 2023

“SS&C”	SS&C Technologies, Inc. (“SS&C Tech”) SS&C GIDS, Inc. (“SS&C GIDS”)

“Funds”	Each of the investment vehicles listed in Schedule C, severally and not jointly (each, a “Fund” and collectively, the “Funds”)

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have executed this Amendment by their duly authorized representatives.

SS&C Technologies, Inc. SS&C GIDS, Inc.

By:	/s/ Kenneth Fullerton
Name:	Kenneth Fullerton
Title:	Authorized Signatory

Manulife Private Credit Plus Fund

By:	/s/ Christopher Sechler
Name:	Christopher Sechler
Title:	Chief Legal Officer and Secretary

Manulife Private Credit Fund

By:	/s/ Christopher Sechler
Name:	Christopher Sechler
Title:	Assistant Secretary

Schedule A to this Amendment

Amendments

The Existing Agreement is amended as follows:

1.	Schedule A is deleted in its entirety and replaced with new Schedule A attached hereto.

2.	Schedule C is deleted in its entirety and replaced with new Schedule C attached hereto.

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.

The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.

This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.

This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.

SCHEDULE A

SERVICES

A.	General

1.	As used in this Schedule A, the following additional terms have the following meanings:

(i)	“ACH” shall mean the Automated Clearing House.

(ii)	“AML” means anti-money laundering and countering the financing of terrorism.

(iii)	“Bank” shall mean a nationally or regionally known banking institution.

(iv)	“Code” shall mean the Internal Revenue Code of 1986, as amended.

(v)	“DTCC” shall mean the Depository Trust Clearing Corporation.

(vi)	“Fund” shall mean each Company.

(vii)	“IRA” shall mean Individual Retirement Account.

(viii)

“investor” means an equity owner in Company, whether a shareholder in a company, a partner in a partnership, a unitholder in a trust or otherwise. A “prospective investor” means an applicant to become an investor.

(ix)	“OFAC” means the Office of Foreign Assets Control, an agency of the United States Department of the Treasury.

(x)	“Program” shall mean NSCC Networking, Fund Serv or other DTCC program.

(xi)	“TA2000 System” shall mean SS&C DST’s TA2000TM computerized data processing system for shareholder accounting.

2.	Any references to Law shall be construed to the Law as amended to the date of the effectiveness of the applicable provision referencing the Law.

3.

Client acknowledges that SS&C’s ability to perform the Services is subject to SS&C’s timely receipt of all Client Data, the then most current version of Company Governing Documents and required implementation documentation and SS&C application user forms, and the receipt of such information in an accurate and complete form, and in electronic file format, acceptable to SS&C.

4.	Client acknowledges that SS&C’s ability to perform the Services is subject to the following dependencies:

(i)

Client and other Persons that are not employees or agents of SS&C whose cooperation is reasonably required for SS&C to provide the Services providing cooperation, information and, as applicable, instructions to SS&C promptly, in agreed formats, by agreed media and within agreed timeframes as required to provide the Services.

(ii)	The communications systems operated by Client and other Persons that are not employees or agents of SS&C remaining fully operational.

(iii)	The accuracy and completeness of any Client Data or other information provided to SS&C Associates in connection with the Services by any Person.

(iv)	Client informing SS&C on a timely basis of any modification to, or replacement of, any agreement to which it is a party that is relevant to the provision of the Services.

(v)	Any warranty, representation, covenant or undertaking expressly made by Client under or in connection with this Agreement being and remaining true, correct and discharged at all relevant times.

5.

Notwithstanding anything in this Agreement to the contrary, SS&C GIDS is responsible for providing the Services listed under Section E “Shareholder Recordkeeping, Transfer Agency and Investor Relations” and Section F “AML,” and SS&C Tech is responsible for providing all other Services.

6.	The following Services will be performed by SS&C and, as applicable, are contingent on the performance by Client of the duties and obligations listed.

B.	Private Markets Accounting and Administration – applicable only to Fund Group 1

1.	Set-up and onboarding:

(i)	Review Client Governing Documents to obtain information regarding applicable matters required to perform the Services.

(ii)	Establish a process with Management for communications regarding investments in the Fund, distributions, valuation, deliverables and ad hoc Management and investor or prospective investor requests.

(iii)	Create and populate in SS&C’s systems applicable entities, charts of accounts and investor information.

(iv)	Develop financial statement templates and management reporting as agreed in writing between SS&C and Client (additional fees apply for custom reporting).

2.	Maintain the general ledger and source journals for Client.

3.

Record the following transactions/items: (i) investor purchases and distributions (i) investment transactions (e.g., purchases, sales and loans), (ii) investment income & amortization, (iii) fair value adjustments, (iv) interest and dividend income, (v) organizational and operating expenses and (vi) management and incentive fees.

4.	Prepare quarterly work paper packages; change to monthly packages as agreed in writing between the Parties.

5.

Coordinate the quarterly review and the annual audit between Client and Client auditor, including establishing timelines for SS&C deliverables, and answering questions as appropriate. Prepare Client’s draft quarterly and annual financial statements and accompanying materials, as agreed in writing.

(i)

Client shall (I) provide information to SS&C to complete the financial statement schedules and notes to the financial statements if SS&C is preparing such notes (for matters such as risk management disclosures, details of related party transactions, netting and collateral arrangements), (II) assist and guide SS&C with determining industry, geographic and other descriptions and classification of assets, (III) provide all required disclosure of regulatory status, (IV) provide such other information and assistance as SS&C may reasonably request related to the preparation and audit of the financial statements or related schedules, as appropriate, and (V) approve all information prepared on behalf of Client and provided to the auditor.

(ii)	Deliver certain data/tables to Client for purposes of Client’s Management Discussion and Analysis section in its 10Q/10K filings.

(iii)	Notwithstanding anything in this Agreement to the contrary, Client has ultimate authority over and responsibility for its financial statements.

6.	Prepare and review Client bank account reconciliations and required schedules on a quarterly basis, as agreed in writing.

7.	Maintain dividend reinvest plan.

8.

Provide the RIC compliance tests in excel for Client to review on a monthly basis. Client will provide SS&C confirmation on new investments as needed to ensure such new investments are captured in the subsequent monthly reporting.

C.	Bank Loan Processing – applicable only to Fund Group 1

1.	Provide trade processing support for loan transactions including recording trade settlements, reconciliation of settlements and tracking associated loan documentation.

2.	Provide asset servicing support related to loan positions including liaising with the loan agent on various aspects of loan maintenance and reconciliation.

3.	Provide payment information to Client for review through SS&C’s wire payment application with respect to loan payments, drawdowns and other loan life cycle events.

4.	Obtain and maintain static data on loan facilities subject to receipt from the applicable agent bank

5.	Provide loan information reporting (e.g., trade blotter, market value position report and loan contract position report) to Client.

6.	Store agent bank notices received with respect to loan positions and make available to Client in a format as agreed in writing with Client.

D.	Shareholder Recordkeeping, Transfer Agency and Investor Relations

1.	SS&C GIDS utilizing the TA2000 System will perform the following services:

(i)	issue, transfer and redeem book entry shares or cancelling share certificates as applicable;

(ii)

maintain shareholder accounts on the records of Fund on the TA2000 System in accordance with the instructions and information received by SS&C GIDS from Fund, Fund’s distributor, manager or managing dealer, Fund’s investment adviser, Fund’s sponsor, Fund’s custodian, or Fund’s administrator and any other person whom Fund names on Schedule B (each an “Authorized Person”), broker-dealers or shareholders;

(iii)	when and if a Fund participates in the DTCC, and to the extent SS&C GIDS supports the functionality of the applicable DTCC program:

(a)

accept and effectuate the registration and maintenance of accounts through the Program and the purchase, redemption, exchange and transfer of shares in such accounts through systems or applications offered via the Program in accordance with instructions transmitted to and received by SS&C GIDS by transmission from DTCC on behalf of broker-dealers and banks which have been established by, or in accordance with the instructions of, an Authorized Person, on the Dealer File maintained by SS&C GIDS,

(b)	issue instructions to Funds’ banks for the settlement of transactions between Funds and DTCC (acting on behalf of its broker-dealer and bank participants),

(c)	provide account and transaction information from Fund’s records on TA2000 in accordance with the applicable Program’s rules, and

(d)	maintain shareholder accounts on TA2000 through the Programs;

(iv)	provide transaction journals;

(v)	once annually prepare shareholder meeting lists for use in connection with the annual meeting;

(vi)

Withhold, as required by federal law, taxes on securityholder accounts, perform and pay backup withholding as required for all securityholders, and prepare, file and provide, in electronic format, the applicable U.S. Treasury Department information returns or K-1 data file, as applicable, to Fund’s vendor of choice.

(vii)	disburse income dividends and capital gains distributions to shareholders and record reinvestment of dividends and distributions in shares of Fund;

(viii)	prepare and provide, in electronic format, to Fund’s print vendor of choice:

(a)	confirmation forms for shareholders for all purchases and liquidations of shares of Fund and other confirmable transactions in shareholders’ accounts,

(b)	copies of shareholder statements, and

(c)	shareholder reports and prospectuses provided by Fund;

(ix)	provide or make available on-line daily and monthly reports as provided by the TA2000 System and as requested by Fund or Management;

(x)	maintain those records necessary to carry out SS&C GIDS’s duties hereunder, including all information reasonably required by Fund to account for all transactions on TA2000 in Fund shares;

(xi)

calculate the appropriate sales charge, if applicable and supported by TA2000, with respect to each purchase of Fund shares as instructed by an Authorized Person, determining the portion of each sales charge payable to the dealer participating in a sale in accordance with schedules and instructions delivered to SS&C GIDS by Fund’s managing dealer or distributor or any other Authorized Person from time to time, disbursing dealer commissions collected to such dealers, determining the portion of each sales charge payable to such managing dealer and disbursing such commissions to the managing dealer;

(xii)	receive correspondence pertaining to any former, existing or new shareholder account, processing such correspondence for proper recordkeeping, and responding to shareholder correspondence;

(xiii)	arrange the mailing to dealers of confirmations of wire order trades;

(xiv)

process, generally on the date of receipt, purchases, redemptions, exchanges, or instructions, as applicable, to settle any mail or wire order purchases, redemptions or exchanges received in proper order as set forth in the prospectus and general exchange privilege applicable, and reject any requests not received in proper order (as defined by an Authorized Person or the Procedures as hereinafter defined);

(xv)

if a Fund is a registered product, provide to the person designated by an Authorized Person the daily Blue Sky reports generated by the Blue Sky module of TA2000 with respect to purchases of shares of Fund on TA2000. For clarification, with respect to obligations, Fund is responsible for any registration or filing with a federal or state government body or obtaining approval from such body required for the sale of shares of Fund in each jurisdiction in which it is sold. SS&C GIDS’s sole obligation is to provide Fund access to the Blue Sky module of TA2000 with respect to purchases of shares of Fund on TA2000. It is Fund’s responsibility to validate that the Blue Sky module settings are accurate and complete and to validate the output produced thereby and other applicable reports provided by SS&C GIDS, to ensure accuracy. SS&C GIDS is not responsible in any way for claims that the sale of shares of Fund violated any such requirement (unless such violation results from a failure of the SS&C GIDS Blue Sky module to notify Fund that such sales do not comply with the parameters set by Fund for sales to residents of a given state);

(xvi)	provide to Fund escheatment reports as requested by an Authorized Person with respect to the status of accounts and outstanding checks on TA2000;

(xvii)

as mutually agreed upon by the parties as to the service scope and fees, answer telephone inquiries during mutually agreed upon times, each day on which the New York Stock Exchange is open for trading. SS&C GIDS shall answer and respond to inquiries from existing shareholders, prospective shareholders of Fund and broker-dealers on behalf of such shareholders in accordance with the telephone scripts provided by Fund to SS&C GIDS, such inquiries may include requests for information on account set-up and maintenance, general questions regarding the operation of Fund, general account information including dates of purchases, redemptions, exchanges and account balances, requests for account access instructions and literature requests;

(xviii)

support Fund repurchase offers, including but not limited to: assistance with shareholder communication plan; coordination of repurchase offer materials; establishment of informational website; receipt, review and reconciliation of letters of transmittal; daily tracking, reconciliation and reporting of shares tendered; and issuing tax forms;

(xix)

in order to assist Fund with Fund’s anti-money laundering responsibilities under applicable anti-money laundering laws, SS&C GIDS offers certain risk-based shareholder activity monitoring tools and procedures that are reasonably designed to: (i) promote the detection and reporting of potential money laundering activities; and (ii) assist in the verification of persons opening accounts with Fund, pursuant to Section F hereto;

(xx)

as mutually agreed upon by the Parties as to the service scope and fees, provide any additional related services (i.e., pertaining to escheatments, abandoned property, garnishment orders, bankruptcy and divorce proceedings, Internal Revenue Service or state tax authority tax levies and summonses and all matters relating to the foregoing); and

(xxi)

upon request of Fund and mutual agreement between the Parties as to the scope and any applicable fees, SS&C GIDS may provide additional services to Fund under the terms of this Schedule and the Agreement. Such services and fees shall be set forth in writing and may be added by an amendment to, or as a statement of work under, this Schedule or the Agreement.

2.

At the request of an Authorized Person, SS&C GIDS shall use reasonable efforts to provide the services set forth in Section E.1 of this Schedule A in connection with transactions (i) the processing of which transactions require SS&C GIDS to use methods and procedures other than those usually employed by SS&C GIDS to perform shareholder servicing agent services, (ii) involving the provision of information to SS&C GIDS after the commencement of the nightly processing cycle of the TA2000 System or (iii) which require more manual intervention by SS&C GIDS, either in the entry of data or in the modification or amendment of reports generated by the TA2000 System than is usually required by normal transactions.

3.

SS&C GIDS shall use reasonable efforts to provide the same services with respect to any new, additional functions or features or any changes or improvements to existing functions or features as provided for in Fund’s instructions, prospectus or application as amended from time to time, for Fund, provided SS&C GIDS is advised in advance by Fund of any changes therein and the TA2000 System and the mode of operations utilized by SS&C GIDS as then constituted supports such additional functions and features. If any new, additional function or feature or change or improvement to existing functions or features or new service or mode of operation measurably increases SS&C GIDS’s cost of performing the services required hereunder at the current level of service, SS&C GIDS shall advise Fund of the amount of such increase and if Fund elects to utilize such function, feature or service, SS&C GIDS shall be entitled to increase its fees by the amount of the increase in costs.

4.

Fund acknowledges that SS&C GIDS is currently using, and will continue to use, SS&C Affiliates to assist with software development and support projects for SS&C GIDS and/or for Fund. As part of such support, Fund acknowledges that such SS&C Affiliates may access Fund Confidential Information including, but not limited to, personally identifiable shareholder information (shareholder name, address, social security number, account number, etc.).

5.

Fund shall add all new funds to the TA2000 System upon at least 60 days’ prior written notice to SS&C GIDS provided that the requirements of the new funds are generally consistent with services then being provided by SS&C GIDS under the Agreement. If less than 60 days’ prior notice is provided by Fund, additional ‘rush’ fees may be applied by SS&C GIDS. Rates or charges for additional funds shall be as set forth in Fee Letter for the remainder of the contract term except as such funds use functions, features or characteristics for which SS&C GIDS has imposed an additional charge as part of its standard pricing schedule. In the latter event, rates and charges shall be in accordance with SS&C GIDS’s then-standard pricing schedule.

6.

The parties agree that to the extent that SS&C GIDS provides any services under the Agreement that relate to compliance by Fund with the Code (or any other applicable tax law), it is the parties’ mutual intent that SS&C GIDS will provide only printing, reproducing, and other mechanical assistance to Fund and that SS&C GIDS will not make any judgments or exercise any discretion of any kind. Fund agrees that it will provide express and comprehensive instructions to SS&C GIDS in connection with all of the services that are to be provided by SS&C GIDS under the Agreement that relate to compliance by Fund with the Code (or any other applicable tax law), including providing responses to requests for direction that may be made from time to time by SS&C GIDS of Fund in this regard.

7.

Fund instructs and authorizes SS&C GIDS to provide the services as set forth in the Agreement in connection with transactions on behalf of certain IRAs featuring Funds made available by Fund. Fund acknowledges and agrees that as part of such services, SS&C GIDS will act as service provider to the custodian for such IRAs.

8.

If applicable, SS&C GIDS will make original issues of shares, or if shares are certificated, stock certificates upon written request of an officer of Fund and upon being furnished with a certified copy of a resolution of the Board of Trustees authorizing such original issue, evidence regarding the value of the shares, and necessary funds for the payment of any original issue tax.

9.	Upon receipt of a Fund’s written request, SS&C GIDS shall provide transmissions of shareholder activity to the print vendor selected by Fund.

10.

Shares of stock will be transferred in accordance with the instructions of the shareholders and, upon receipt of Fund’s instructions that shares of stock be redeemed and funds remitted therefor, such redemptions will be accomplished and payments dispatched provided the shareholder instructions are deemed by SS&C GIDS to be duly authorized. SS&C GIDS reserves the right to refuse to transfer, exchange, sell or redeem shares as applicable, until it is satisfied that the request is authorized, or instructed by Fund.

11.	Changes and Modifications.

(i)

SS&C GIDS shall have the right, at any time, to modify any systems, programs, procedures or facilities used in performing its obligations hereunder; provided that Fund will be notified as promptly as possible prior to implementation of such modifications and that no such modification or deletion shall materially adversely change or affect the operations and procedures of Fund in using the TA2000 System hereunder, the Services or the quality thereof, or the reports to be generated by such system and facilities hereunder, unless Fund is given thirty (30) days’ prior notice to allow Fund to change its procedures and SS&C GIDS provides Fund with revised operating procedures and controls.

(ii)

All enhancements, improvements, changes, modifications or new features added to the TA2000 System however developed or paid for, including, without limitation, Client Requested Software (collectively, “Deliverables”), shall be, and shall remain, the confidential and exclusive property of, and proprietary to, SS&C GIDS. The parties recognize that during the term of this Agreement Fund will disclose to SS&C GIDS Confidential Information and SS&C GIDS may partly rely on such Confidential Information to design, structure or develop one or more Deliverables. Provided that, as developed, such Deliverable(s) contain no Confidential Information that identifies Fund or any of its investors or which could reasonably be expected to be used to readily determine such identity, (i) Fund hereby consents to SS&C GIDS’s use of such Confidential Information to design, to structure or to determine the scope of such Deliverable(s) or to incorporate into such Deliverable(s) and that any such Deliverable(s), regardless of who paid for it, shall be, and shall remain, the sole and exclusive property of SS&C GIDS and (ii) Fund hereby grants SS&C GIDS a perpetual, nonexclusive license to incorporate and retain in such Deliverable(s) Confidential Information of Fund. All Confidential Information of Fund shall be and shall remain the property of Fund.

12.	Fund Obligations.

(i)	Fund agrees to use its reasonable efforts to deliver to SS&C GIDS in Kansas City, Missouri, as soon as they are available, all of its shareholder account records.

(ii)	Fund will provide SS&C GIDS written notice of any change in Authorized Personnel as set forth on Schedule B.

(iii)

Fund will notify SS&C GIDS of material changes to its Articles of Incorporation, Declaration of Trust, Bylaws or similar governing document (e.g., in the case of recapitalization) that impacts the services provided by SS&C GIDS under the Agreement.

(iv)

If at any time Fund receives notice or becomes aware of any stop order or other proceeding in any such state affecting such registration or the sale of Fund’s shares, or of any stop order or other proceeding under the federal securities laws affecting the sale of Fund’s shares, Fund or Sponsor will give prompt notice thereof to SS&C GIDS.

(v)

Fund shall not enter into one or more omnibus, third-party sub-agency or sub accounting agreements with (i) unaffiliated third-party broker/dealers or other financial intermediaries who have a distribution agreement with the affected Funds or (ii) third party administrators of group retirement or annuity plans, unless Fund either (1) provides SS&C GIDS with a minimum of 12 months’ notice before the accounts are deconverted from SS&C GIDS, or (2), if 12 months’ notice is not possible, Fund shall compensate SS&C GIDS by paying a one-time termination fee equal to $0.10 per deconverted account per month for every month short of the 12 months’ notice in connection with each such deconversion.

13.	Compliance.

(i)

SS&C GIDS shall perform the services under this Schedule A in conformance with SS&C GIDS’s present procedures as set forth in its Procedures with such changes or deviations therefrom as may be from time to time required or approved by Fund, its investment adviser or managing dealer, or its or SS&C GIDS’s counsel and the rejection of orders or instructions not in good order in accordance with the applicable prospectus or the Procedures. Notwithstanding the foregoing, SS&C GIDS’s obligations shall be solely as are set forth in this Schedule and any of other obligations of Fund under applicable law that SS&C GIDS has not agreed to perform on Fund’s behalf under this Schedule or the Agreement shall remain Fund’s sole obligation.

14.	Bank Accounts.

(i)

SS&C GIDS, acting as agent for Fund, is authorized (1) to establish in the name of, and to maintain on behalf of, Fund, on the usual terms and conditions prevalent in the industry, including limits or caps (based on fees paid over some period of time or a flat amount, as required by the affected Bank on the maximum liability of such Banks into which SS&C GIDS shall deposit Funds SS&C GIDS receives for payment of dividends, distributions, purchases of Fund shares, redemptions of Fund shares, commissions, corporate re-organizations (including recapitalizations or liquidations) or any other disbursements made by SS&C GIDS on behalf of Fund provided for in this Schedule A, (2) to draw checks upon such accounts, to issue orders or instructions to the Bank for the payment out of such accounts as necessary or appropriate to accomplish the purposes for which such funds were provided to SS&C GIDS, and (3) to establish, to implement and to transact Fund business through ACH, draft processing, wire transfer and any other banking relationships, arrangements and agreements with such Bank as are necessary or appropriate to fulfill SS&C GIDS’s obligations under the Agreement. SS&C GIDS, acting as agent for Fund, is also hereby authorized to execute on behalf and in the name of Fund, on the usual terms and conditions prevalent in the industry, including limits or caps (based on fees paid over some period of time or a flat amount, as required by the affected Bank) on the maximum liability of such Banks, agreements with banks for ACH, wire transfer, draft processing services, as well as any other services which are necessary or appropriate for SS&C GIDS to utilize to accomplish the purposes of this Schedule. In each of the foregoing situations Fund shall be liable on such agreements with the Bank as if it itself had executed the agreement.

(ii)

SS&C GIDS is authorized and directed to stop payment of checks theretofore issued hereunder, but not presented for payment, when the payees thereof allege either that they have not received the checks or that such checks have been mislaid, lost, stolen, destroyed or through no fault of theirs, are otherwise beyond their control, and cannot be produced by them for presentation and collection, and, to issue and deliver duplicate checks in replacement thereof.

15.

Records. SS&C GIDS will maintain customary transfer agent records in connection with its agency in accordance with the transfer agent recordkeeping requirements under the 1934 Act, and particularly will maintain those records required to be maintained pursuant to subparagraph (2) (iv) of paragraph (b) of Rule 31a-1 under the 1940 Act, if any. Notwithstanding anything in the Agreement to the contrary, the records to be maintained and preserved by SS&C GIDS on the TA2000 System under the Agreement shall be maintained and preserved in accordance with the following:

(i)

Annual purges by August 31: SS&C GIDS and Fund shall mutually agree upon a date for the annual purge of the appropriate history transactions from the Transaction History (A88) file for accounts (both regular and tax advantaged accounts) that were open as of January 1 of the current year, such purge to be complete no later than August 31. Purges completed after this date will subject Fund to the Aged History Retention fees set forth in the Fee Schedule attached hereto as Fee Letter.

(ii)

Purge criteria: In order to avoid the Aged History Retention fees, history data for regular or ordinary accounts (that is, non-tax advantaged accounts) must be purged if the confirmation date of the history transaction is prior to January 1 of the current year and history data for tax advantaged accounts (retirement and educational savings accounts) must be purged if the confirmation date of the history transaction is prior to January 1 of the prior year. All purged history information shall be retained on magnetic tape for seven (7) years.

(iii)

Purged history retention options (entail an additional fee): For the additional fees set forth on the Fee Schedule attached hereto as Fee Letter, or as otherwise mutually agreed, then Fund may choose (i) to place purged history information on the Purged Transaction History (A19) table or (ii) to retain history information on the Transaction History (A88) file beyond the timeframes defined above. Retaining information on the A19 table allows for viewing of this data through online facilities and E-Commerce applications. This database does not support those histories being printed on statements and reports and is not available for on request job executions.

16.

Disposition of Books, Records and Canceled Certificates. SS&C GIDS may send periodically to Fund, or to where designated by Fund, all books, documents, and all records no longer deemed needed for current purposes, upon the understanding that such books, documents, and records will be maintained by Fund under and in accordance with the requirements of applicable federal securities laws. Such materials will not be destroyed by Fund without the consent of SS&C GIDS (which consent will not be unreasonably withheld), but will be safely stored for possible future reference.

E.	AML

1.

SS&C may assume the authenticity and accuracy of any document or information provided by a prospective investor or investor without verification unless, in the sole discretion of SS&C, the same on its face appears not to be genuine. In the event of delay or failure by a prospective investor or investor to produce any information required by the subscription or similar agreement of Fund or requested by SS&C, SS&C may refuse to process the subscription and the subscription monies related thereto or may refuse to allow a redemption until the applicable information has been provided. SS&C shall not process any payment from a prospective investor or make any payment for redemption proceeds to an investor if SS&C determines, or if SS&C receives instructions that Fund has (or, if applicable and defined below, Fund AML Officers) have determined, that such payment would violate any AML law.

U.S. Domiciled Funds

2.

Notwithstanding the ability of Fund to delegate the maintenance of certain AML procedures to SS&C, Fund is ultimately responsible for ensuring its compliance with applicable AML law, including identifying, assessing and understanding relevant AML risks. SS&C will disclose to Fund if SS&C files, on its own behalf, a suspicious activity report in relation to Fund, investors or prospective investors, unless in the sole discretion of SS&C, such disclosure would be prohibited by applicable Law. Such disclosure shall identify the prospective investor or investor and the transaction which is the subject of the suspicious activity report and include a summary statement as to why the transaction is believed to be suspicious.

3.

With respect to Funds that are U.S. domiciled, relying on external services as well as information provided on Fund subscription documents, screen the names of each prospective investor and report whether each subscriber is (i) a person identified on the sanctions lists administered and published by OFAC, including the list of specially designated nationals and blocked persons or (ii) believed to be a senior non-U.S. political figure or an immediate family member or close associate of such a figure (collectively “PEP”) or a non-U.S. shell bank.

F.	Miscellaneous

1.	Notwithstanding anything to the contrary in this Agreement, SS&C:

(i)	Does not maintain custody of any cash or securities.

(ii)	Does not have the ability to authorize transactions.

(iii)	Does not have the authority to enter into contracts on behalf of Fund.

(iv)	Is not responsible for determining the valuation of Fund’s assets and liabilities.

(v)	Does not perform any management functions or make any management decisions with regard to the operation of Fund.

(vi)	Is not responsible for affecting any U.S. federal or state regulatory filings which may be required or advisable as a result of the offering of interests in Fund.

(vii)	Is not Fund’s tax advisor and does not provide any tax advice.

(viii)	Is not obligated to perform any additional or materially different services due to changes in law or audit guidance.

2.

If SS&C allows Fund, Management, investors or their respective agents and representatives (“Users”) to (i) receive information and reports from SS&C and/or (ii) issue instructions to SS&C via web portals or other similar electronic mechanisms hosted or maintained by SS&C or its agents (“Web Portals”):

(i)

Access to and use of Web Portals by Users shall be subject to the proper use by Users of usernames, passwords and other credentials issued by SS&C (“User Credentials”) and to the additional terms of use that are noticed to Users on such Web Portals. Fund shall be solely responsible for the results of any unauthorized use, misuse or loss of User Credentials by their authorized Users and for compliance by such Users with the terms of use noticed to Users with respect to Web Portals, and shall notify SS&C promptly upon discovering any such unauthorized use, misuse or loss of User Credentials or breach by Fund or Management or their authorized Users of such terms of use. Any change in the status or authority of an authorized User communicated by Fund shall not be effective until SS&C has confirmed receipt and execution of such change.

(ii)

SS&C grants to the Fund and Management a limited, non-exclusive, non-transferable, non-sublicenseable right during the term of this Agreement to access Web Portals solely for the purpose of accessing Client Data and, if applicable, issue instructions. Fund and Management will ensure that any use of access to any Web Portal is in accordance with SS&C’s terms of use, as noticed to the Users from time to time. This license does not include: (i) any right to access any data other than Client Data; or (ii) any license to any software.

(iii)

Fund and Management will not (A) permit any third party to access or use the Web Portals through any time-sharing service, service bureau, network, consortium, or other means; (B) rent, lease, sell, sublicense, assign, or otherwise transfer its rights under the limited license granted above to any third party, whether by operation of law or otherwise; (C) decompile, disassemble, reverse engineer, or attempt to reconstruct or discover any source code or underlying ideas or algorithms associated with the Web Portals by any means; (D) attempt to modify or alter the Web Portal in any manner; or (E) create derivative works based on the Web Portal. Neither Fund nor Management will remove (or allow to be removed) any proprietary rights notices or disclaimers from the Web Portal or any reports derived therefrom.

(iv)	SS&C reserves all rights in SS&C systems and in the software that are not expressly granted to Fund or Management hereunder.

(v)	SS&C may discontinue or suspend the availability of any Web Portals at any time without prior notice; SS&C will endeavor to notify Fund as soon as reasonably practicable of such action.

3.

Notwithstanding anything in this Agreement to the contrary, Fund has ultimate authority over and responsibility for its tax matters and financial statement tax disclosures. All memoranda, schedules, tax forms and other work product produced by SS&C are the responsibility of Fund and are subject to review and approval by Fund and Fund’s auditors, or tax preparers, as applicable and SS&C bears no responsibility for reliance on tax calculations and memoranda prepared by SS&C.

4.

SS&C shall provide reasonable assistance to responding to due diligence and analogous requests for information from investors and prospective investors (or others representing them); provided, that SS&C may elect to provide these services only upon Fund agreement in writing to separate fees in the event responding to such requests becomes, in SS&C’s sole discretion, excessive.

5.	Reports and information shall be deemed provided to Fund if they are made available to Fund online through SS&C’s Web Portal.

SCHEDULE C

FUNDS

Fund	Domicile
Fund Group 1
Manulife Private Credit Fund	Delaware Statutory Trust
Fund Group 2
Manulife Private Credit Plus Fund	Delaware Statutory Trust